UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

SUPERIOR DRILLING PRODUCTS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

868153107

(CUSIP Number)

January 20, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 868153107	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons
Robert J. Raymond

2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1]
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 854,982
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 854,982

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 854,982

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%[2]

12.	Type of Reporting Person (See Instructions) IN

[1]	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares of common stock other than the shares of common stock owned of record by such reporting person.
[2]	Based on 17,291,646 outstanding shares of common stock as of November 14, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP NO. 868153107	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons
RR Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)[3]
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 854,982
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 854,982

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 854,982

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%[4]

12.	Type of Reporting Person (See Instructions) IA

[3]	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares of common stock other than the shares of common stock owned of record by such reporting person.
[4]	Based on 17,291,646 outstanding shares of common stock as of November 14, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP NO. 868153107	13G	Page 4 of 8 Pages

1.	Names of Reporting Persons
RCH Energy Opportunity Fund II GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)[5]
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 648,608
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 648,608

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,608

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.8%[6]

12.	Type of Reporting Person (See Instructions) PN

[5]	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares of common stock other than the shares of common stock owned of record by such reporting person.
[6]	Based on 17,291,646 outstanding shares of common stock as of November 14, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP NO. 868153107	13G	Page 5 of 8 Pages

1.	Names of Reporting Persons
RCH Energy Alpha Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)[7]
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 648,608
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 648,608

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,608

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.8%[8]

12.	Type of Reporting Person (See Instructions) PN

[7]	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares of common stock other than the shares of common stock owned of record by such reporting person.
[8]	Based on 17,291,646 outstanding shares of common stock as of November 14, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP NO. 868153107	13G	Page 6 of 8 Pages

Item 1(a).	Name of Issuer

Superior Drilling Products, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1583 South 1700 East Vernal, Utah 84078

Item 2(a).	Name of Persons Filing

Robert J. Raymond RR Advisors, LLC RCH Energy Opportunity Fund II GP, L.P. RCH Energy Alpha Fund, L.P.

Item 2(b).	Address of Principal Business Office, or, if none, Residence

The address of the principal business office for each reporting person is: 3953 Maple Avenue, Suite 180 Dallas, Texas 75219

Item 2(c).	Citizenship

Robert J. Raymond is a citizen of the United States.

RR Advisors, LLC is a Delaware limited liability company.

Each of RCH Energy Opportunity Fund II GP, L.P and RCH Energy Alpha Fund, L.P. is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number

868153107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP NO. 868153107	13G	Page 7 of 8 Pages

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

With respect to the disclosure set forth in this Item 4, each reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares of common stock other than the shares of common stock owned of record by such reporting person. The percent of class provided for each reporting person below is based on 17,291,646 outstanding shares of common stock as of November 14, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 14, 2014, filed with the Securities and Exchange Commission on November 14, 2014.[9]

	(a)	Amount beneficially owned: Robert J. Raymond: 854,982 RR Advisors, LLC: 854,982 RCH Energy Opportunity Fund II GP, L.P.: 648,608 RCH Energy Alpha Fund, L.P.: 648,608

	(b)	Percent of class: Robert J. Raymond: 4.9% RR Advisors, LLC: 4.9% RCH Energy Opportunity Fund II GP, L.P.: 3.8% RCH Energy Alpha Fund, L.P.: 3.8%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: Robert J. Raymond: 0 RR Advisors, LLC: 0 RCH Energy Opportunity Fund II GP, L.P.: 0 RCH Energy Alpha Fund, L.P.: 0

		(ii)	Shared power to vote or to direct the vote: Robert J. Raymond: 854,982 RR Advisors, LLC: 854,982 RCH Energy Opportunity Fund II GP, L.P.: 648,608 RCH Energy Alpha Fund, L.P.: 648,608

[9]	As of December 31, 2014, (a) each of Robert J Raymond and RR Advisors, LLC (i) beneficially owned 885,597 shares of the Issuer’s common stock, representing 5.1% of the outstanding shares of the Issuer’s common stock, (ii) held the shared power to vote, direct the vote, dispose of, or direct the disposition of 885,597 shares of the Issuer’s common stock, and (iii) held the sole power to vote, direct the vote, dispose of, or direct the disposition of 0 shares of the Issuer’s common stock, and (b) each of RCH Energy Opportunity Fund II GP, L.P. and RCH Energy Alpha Fund, L.P. (i) beneficially owned 671,833 shares of the Issuer’s common stock, representing 3.9% of the outstanding shares of the Issuer’s common stock, (ii) held the shared power to vote, direct the vote, dispose of, or direct the disposition of 671,833 shares of the Issuer’s common stock, and (iii) held the sole power to vote, direct the vote, dispose of, or direct the disposition of 0 shares of the Issuer’s common stock.

CUSIP NO. 868153107	13G	Page 8 of 8 Pages

(iii) Sole power to dispose or to direct the disposition of: Robert J. Raymond: 0 RR Advisors, LLC: 0 RCH Energy Opportunity Fund II GP, L.P.: 0 RCH Energy Alpha Fund, L.P.: 0

(iv) Shared power to dispose or to direct the disposition of: Robert J. Raymond: 854,982 RR Advisors, LLC: 854,982 RCH Energy Opportunity Fund II GP, L.P.: 648,608 RCH Energy Alpha Fund, L.P.: 648,608

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Limited partners of RCH Energy Opportunity Fund II GP, L.P. and RCH Energy Alpha Fund, L.P. indirectly participate in the receipt of proceeds from the sale of the common stock. In addition, RR Advisors, LLC serves as investment adviser for certain separately managed accounts, and the holders of the securities in such accounts participate in the receipt of proceeds from the sale of the common stock held therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect or purpose, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2015

/s/ Robert J. Raymond
Robert J. Raymond

RR ADVISORS, LLC

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

RCH ENERGY OPPORTUNITY FUND II GP, L.P.

By:	RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

RCH ENERGY ALPHA FUND, L.P.

By:	RCH Energy Opportunity Fund II GP, L.P., its General Partner

By:	RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

[Signature Page—Schedule 13G]